SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Lima, October 26, 2004

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Attention: Public Registry of the Securities Market

Reference: Material Event

Dear Sirs:

Our company, CREDICORP LTD. (NYSE: BAP) in accordance with the amended Peruvian Capital Market Law (TUO - Texto Unico Ordenado) approved by the Supreme Decree N° 093-2002-EF and the Material Event Regulation, Private Information and Other Communications, approved by the CONASEV resolution N° 107-2002-EF/94.10.0 (The Rule), hereby notify you of the following “Material Event”:

CREDICORP LTD., in Board of Directors meeting held on October 25, 2004, approved the sale of 93.726648153% of the registered and paid equity capital of Banco Tequendama S.A., a Colombian bank of which CREDICORP LTD. owns a stake amounting to said percentage. Therefore, the Board approved the signing of the corresponding sale contract of the shares of Banco Tequendama with the acquiring company GILEX HOLDING B.V., a financial holding established according to Kingdom of the Netherlands laws.

In the same date the Board of Atlantic Security Holding Corporation, a subsidiary of CREDICORP LTD., also approved the sale of 6.269584126% of the equity capital of Banco Tequendama S.A.

The price for the sale of both of the above mentioned equity stakes, which amount to a total of 99.96% of the equity shares of Banco Tequendama is of US$32,000,000.00 (Thirty two million and 00/100 U.S. Dollars), which will be paid when the acquiring company GILEX HOLDING B.V. is awarded the required authorization from the Banking Superintendency of Colombia.

Sincerely,

CREDICORP LTD.

Fernando Palao
Corporate Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.